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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                          For the month of April 2001.

                       UNITED DOMINION INDUSTRIES LIMITED
             (Exact name of registrant as specified in its charter)

                           2300 ONE FIRST UNION CENTER
                      CHARLOTTE, NORTH CAROLINA 28202-6039
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

         Form 20-F                  Form 40-F     X
                     -------                   -------

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                        No      X
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         On April 12, 2001, the registrant issued a press release which is filed as Exhibit 99.1 hereto and is incorporated by reference herein.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 12, 2001

                                UNITED DOMINION INDUSTRIES LIMITED


                                By: /s/ Richard L. Magee
                                    --------------------------------------------
                                    Richard L. Magee
                                    Senior Vice President and Secretary


                                By: /s/ C.T. Leinbach III
                                    --------------------------------------------
                                    C.T. Leinbach III
                                    Vice President and Chief Accounting Officer


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                                  EXHIBIT INDEX

Exhibit No.                         Exhibit
-----------                         -------

99.1                                Press release dated April 12, 2001


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